Exhibit 99.1

RADCOM Reports First Quarter 2017 Financial Results

Q1 Revenues up 23% Year-Over-Year to $8.0 million
Cash and Cash Equivalents of $40.7 million and No Debt as of March 31, 2017

TEL-AVIV, Israel – May 4, 2017-- RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the first quarter ended March 31, 2017.

“We were pleased with our strong first quarter execution highlighted by our relationship with AT&T and with other top tier carriers globally,” commented Mr. Yaron Ravkaie, RADCOM’s CEO.  “During the quarter, our hybrid approach of enabling a path to NFV and future proofing purchasing decisions continued to resonate with carriers.  Given our visibility for the remainder of the year, we are reiterating our 2017 revenue guidance of $36-$39 million.”

First Quarter 2017 Financial Highlights
●	Revenues: Total revenues for the first quarter were $8.0 million, up 23% compared to $6.5 million in the first quarter of 2016.

●
Net Income/(Loss): GAAP net loss for the period was $(0.3) million, or a loss of $(0.03) per diluted share, compared to net income of $0.9 million, or $0.10 per diluted share for the first quarter of 2016.

●	Non-GAAP Net Income: Non-GAAP net income for the period was $0.3 million, or $0.02 per diluted share, compared to net income of $1.3 million, or $0.14 per diluted share for the first quarter of 2016.

GAAP and non-GAAP results for both the first quarter of 2017 and 2016, included no benefits related to grants from the Israel Innovation Authority (formerly Office of the Chief Scientist).

●	Balance sheet: As of March 31, 2017, the Company had cash and cash equivalents of $40.7 million and no debt.

Earnings Conference Call
 RADCOM's management will hold an interactive conference call today at 8:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from May 5th on RADCOM's website.

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About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

 Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its revenue guidance for 2017 it is using foward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.
Consolidated Statements of Operations
(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2017	2016
Revenues	$8,040	$6,547
Cost of revenues	2,022	1,693
Gross profit	6,018	4,854

Research and development, gross	2,488	1,836
Less - royalty-bearing participation	-	-
Research and development, net	2,488	1,836

Sales and marketing, net	2,897	1,527
General and administrative	1,060	871
Total operating expenses	6,445	4,234

Operating (loss) income	(427)	620
Financing income, net	109	289
(loss) Income before taxes	(318)	909

Taxes	(18)	(6)
Net (loss) income	$(336)	$903

Basic net (loss) income per ordinary share	$(0.03)	$0.10
Diluted net (loss) income per ordinary share	$(0.03)	$0.10

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	11,650,479	8,729,891

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	11,650,479	9,307,539

RADCOM LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2017	2016
GAAP gross profit	$6,018	$4,854
Stock-based compensation	47	14
Non-GAAP gross profit	6,065	4,868

GAAP Research and development, net	2,488	1,836
Stock-based compensation	109	171
Non-GAAP Research and development, net	2,379	1,665

GAAP sales and marketing, net	2,897	1,527
Stock-based compensation	128	20
Non-GAAP selling and marketing, net	2,769	1,507

GAAP general and administrative	1,060	871
Stock-based compensation	336	232
Non-GAAP general and administrative	724	639

GAAP total operating expenses	6,445	4,234
Stock-based compensation	573	423
Non-GAAP total operating expenses	5,872	3,811

GAAP operating (loss) income	(427)	620
Stock-based compensation	620	437
Non-GAAP operating income	193	1,057

GAAP (loss) income before taxes on income	(318)	909
Stock-based compensation	620	437
Non-GAAP income before taxes on income	302	1,346

GAAP net (loss) income	(336)	903
Stock-based compensation	620	437
Non-GAAP net income	284	1,340

GAAP Net (loss) income per diluted share	(0.03)	0.10
Stock-based compensation	0.05	0.04
Non-GAAP Net income per diluted share	$0.02	$0.14

Weighted average number of shares used to compute diluted net earnings per share	11,952,399	9,307,539

RADCOM Ltd.
Consolidated Balance Sheets
(thousands of U.S. dollars)

	As of	As of
	March 31, 2017	December 31, 2016
Current Assets
Cash and cash equivalents	$40,749	$42,886
Restricted bank deposits	34	32
Trade receivables, net	3,958	4,388
Inventories	513	623
Other receivables	1,598	1,960

Total Current Assets	46,852	49,889

Severance pay fund	2,973	2,788

Other long-term receivables	306	375

Property and equipment, net	1,642	1,516

Total Assets	$51,773	$54,568

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	$1,291	$2,820
Deferred revenue and advances from customers	1,017	2,593
Employee and payroll accruals	3,258	3,541
Other payables and accrued expenses	1,710	2,081

Total Current Liabilities	7,276	11,035
Long-Term Liabilities
Deferred revenue	143	123
Accrued severance pay	3,526	3,267

Total Long-Term Liabilities	3,669	3,390

Total Liabilities	10,945	14,425

Shareholders' Equity
Share capital	525	523
Additional paid-in capital	99,242	98,283
Accumulated other comprehensive loss	(2,499)	(2,559)
Accumulated deficit	(56,440)	(56,104)

Total Shareholders' Equity	40,828	40,143

Total Liabilities and Shareholders' Equity	$51,773	$54,568